April 20, 2011

By Email

Andrew D. Mew Accounting Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549
Re:
Crown Equity Holdings Inc.
Amendment No. 3 to Form 10-K
for the Fiscal Year Ended December 31, 2009
Filed March 11, 2011
Amendment No. 3 to Form 10-Q
for Fiscal Quarter Ended March 31, 2010
Amendment No. 3 to Form 10-Q
for Fiscal Quarter Ended June 30, 2010
Amendment No. 3 to Form 10-Q
for Fiscal Quarter Ended September 30, 2010
Filed March 10, 2011  File No. 000-29935

Dear Mr. Mew:

In response to your letter of March 21, 2011 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the “Company”), please be advised that the company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 3 to Forms 10-K for the Fiscal Year Ended December 31, 2009

Item 8.  Financial Statements

1.
We note your responses to our prior comments six in our letters dated January 11, 2011 and February 23, 2011 reconciling your securities for the period from January 1, 2009 through September 30, 2010.  Please explain the following discrepancies between your responses and your disclosure.  This comment also applies to your amended Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

•
You show in your response an unrealized gain on restricted securities of $22,000 for the year ended December 31, 2009 whereas your statements of operations and cash flows show an unrealized gain of $26,387.

•
Please tell us why you have not included the sale of stock in your reconciliation of restricted securities for the period January 1, 2009 through December 31, 2009.  Based on proceeds from the sale of stock of $25,000 and the realized gain of $9,515 reflected in your Statement of Cash Flows, it appears the stock had a basis of approximately $15,485.

•
Your reconciliation of restricted stock for the period January 1, 2010 to September 30, 2010 reflects restricted stock becoming free trading in the amount of $77,000.  We expected to see a reclassification adjustment including the $77,000 in your marketable securities reconciliation.  Please tell us where the restricted stock becoming free trading in the amount of $77,000 is classified at September 30, 2010.

•
It appears you experienced an unrealized loss on restricted securities of $218,750 during the nine months ended September 30, 2010 and we note the unrealized loss of $235,544 on marketable securities shown in your response for the same reporting period. Please explain how you derived the unrealized loss on securities of $307,544 reflected in your statements of cash flows for the nine months ended September 30, 2010.

•
Your response states you received restricted securities for revenue in the amount of $117,250 whereas the Statements of Cash Flows for the nine months ended September 30, 2010 reflects $28,250.  Please explain the difference.

RESPONSE:

In response to your first bullet point, the Company has revised segments of the statement of cash flows to reflect properly the unrealized gain of $22,000. There was an error in the presentation of the cash flows statement for the year ended December 31, 2009 and an error in the classification between realized and unrealized gains in the statement of operations for the year ended December 31, 2009.

The correct activity that occurred with restricted and unrestricted marketable securities for the year ended December 31, 2009 is as follows:

Restricted Securities:
Balance at 12/31/08	$-
Received for revenue	120,500
Received for revenue that is deferred at 12/31/09	62,000
Unrealized Gain	22,000
Balance at 12/31/09	$204,500

Unrestricted Securities:
Balance at 12/31/08	$-
Received for revenue	43,547
Proceeds received for sale	(57,450)
Realized gain	13,903
Balance at 12/31/09	$-

In the financial statements for the year ended December 31, 2009, securities that were not free trading securities were classified separately as “Restricted Securities.”  During 2010, it was determined that this separate classification for these restricted securities was not required. The classification between restricted and free trading securities as of December 31, 2009 was corrected in the prior period financial statements in the Form 10-K for the year ended December 31, 2010. The reconciliation tables above were combined as follows:

Marketable Securities:
Balance at 12/31/08	$-
Received for revenue	164,047
Received for revenue that is deferred at 12/31/09	62,000
Unrealized Gain	22,000
Proceeds received for sale	(57,450)
Realized gain	13,903
Balance at 12/31/09	$204,500

The statement of cash flows as it relates to marketable securities for the year ended December 31, 2009 will be corrected and revised as follows:

CASH FLOWS FROM OPERATING ACTIVITIES
Unrealized gain on marketable securities	(22,000)
Realized gain on marketable securities	(13,903)
Securities received for revenue	(164,047)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	57,450

NON-CASH TRANSACTIONS
Securities received for deferred revenues	62,000

In response to your second bullet point, please be advised that $25,000 to which you refer is the sale of Crown Equity stock and is not and should not be in the reconciliation of stock held by the Company. The cash flows on the amended 10-K/A properly reflect the $ 25,000 as proceeds from the sale of stock and will be revised to reflect the $13,903 as realized gains on securities and $22,000 as unrealized gains on securities.

In response to your third bullet point, the Company is submitting the reformatted reconciliation of the restricted securities and marketable securities.  During the reporting period for the nine months ending September 30, 2010, the Company reported restricted and marketable securities separately.  Starting with the filing of the 10-K for the year end December 31, 2010, the restricted and marketable securities were combined and reported as investments to reduce the confusion between the two separate categories.

	Restricted Securities
Date	Item	Amount
12/31/2009	Beginning Balance	$204,500
	Restricted stock becoming unrestricted stock	(84,500)
	Unrealized gains (losses) during the period	(72,000)
9/30/2010	Ending Balance	$48,000
	Unrestricted Securities
Date	Item	Amount
12/31/2009	Beginning Balance	$-
	Stock received for revenue	347,975
	Restricted shares becoming unrestricted	84,500
	Proceeds received for sale	(37,213)
	Realized gains (losses) during the period	(5,386)
	Unrealized gains(losses) during the period	(235,544)
9/30/2010	Ending Balance	$154,332

The reconciliation tables above were combined as follows:

	Combined Restricted and Unrestricted Securities
Date	Item	Amount
12/31/2009	Beginning Balance	$204,500
	Stock received for revenue	347,975
	Stocks disposed of during the period	(37,213)
	Realized gains (losses) during the period	(5,386)
	Unrealized gains (losses) during the period	(307,544)
9/30/2010	Ending Balance	$202,332

The statement of cash flows as it relates to all securities for the nine months ended September 30, 2010 should be as follows (there were no securities received for deferred revenue). This was presented correctly in the Form 10-K for the fiscal year ended December 31, 2010 and will be corrected in the Form 10-Q for the 9 month period ended September 30, 2011:

CASH FLOWS FROM OPERATING ACTIVITIES
Unrealized losses on securities	307,544
Realized loss on marketable securities	5,386
Securities received for revenue	(347,975)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	37,213

NON-CASH TRANSACTIONS
None

In response to your fourth bullet point, the unrealized loss on securities of $307,544 consisted of an unrealized loss of $72,000 on restricted stock held and unrealized loss of $235,544 for unrestricted securities as noted in the combined table above.

In response to your fifth bullet point, see the corrected reconciliations above reflecting the actual securities received for revenue.

Item 13.  Exhibits and Reports on Form 8-K

2.
We note your response to comment 4 in our letter dated February 23, 2011.  However, the changes we requested are not reflected in the filing.  Please tell us where exhibits 3.1(i) and 3.1(ii) (the articles of incorporation and bylaws) are filed and incorporate these exhibits by reference by providing the exhibit number and the other filing for these exhibits in future filings.

RESPONSE:

Exhibits 3.1(i), the Amended and Restated Articles of Incorporation of the Company, were filed as en exhibit to the Form 8-K as filed by the Company on May 20, 2010.  The Bylaws of the Company were filed as Exhibit 3.1(ii) to the Form 10-SB filed on March 13, 2000.  Both of these exhibits have been incorporated by reference in the Company’s Form 10-K as amended and will be incorporated by reference in future filings as required.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely, MCDOWELL ODOM LLP /s/ Claudia McDowell Claudia J. McDowell